------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0287
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
================================================================================
1. Name and Address of Reporting Person*

    Lawrence D. Lenihan, Jr.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o Pequot Capital Management, Inc.
   500 Nyala Farm Road
--------------------------------------------------------------------------------
                                    (Street)

   Westport, CT 06880
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   US Search.com, Inc.
   SRCH
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

   6/01
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

None
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)      4)
-----------------------------------------------------------------------------------------------------------------------------------

Series A-1         $0.48237/ 6/05/01  J(3)      100,000      Immed    N/A      Common    20,730, See      20,730,   I(1)    By
Preferred          share                        (1)(3)       iate              Stock     974     Footnote 974               Partner-
Stock                                                                                    (1)(3)  (3)      (1)(3)            ship
------------------------------------------------------------------------------------------------------------------------------------
Series A-1         $0.48237/ 6/05/01  J(2)      103,113      Immed    N/A      Common    21,376, See      21,376,   I(1)    By
Preferred          share                        (1)(2)       iate              Stock     329     Footnote 329               Partner-
Stock                                                                                    (1)(2)  (2)      (1)(2)            ship
------------------------------------------------------------------------------------------------------------------------------------
Series A           $1.70/    6/05/01  J(3)            100,000 Immed   N/A      Common    5,872,  See      0         I(1)    By
Preferred          share                              (1)(3)  iate             Stock     098     Footnote (1)(3)            Partner-
Stock                                                                                    (1)(3)  (3)                        ship
------------------------------------------------------------------------------------------------------------------------------------
Warrant            $0.48237/ 6/05/01  J(3)      5,000        Immed    6/05/11  Common    1,036,  See      1,036,    I(1)    By
                   share                        (1)(3)       iate              Stock     548     Footnote 548               Partner-
                                                                                         (1)(3)  (3)      (1)(3)            ship
------------------------------------------------------------------------------------------------------------------------------------
Warrant            $1.70/    6/05/01  J(3)            75,000  Immed   9/07/05  Common    4,404,  See      0         I(1)    By
                   share                              (1)(3)  iate             Stock     074     Footnote (1)(3)            Partner-
                                                                                         (1)(3)  (3)                        ship
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

(1) The reporting person is an employee of Pequot Capital Management, Inc. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.

(2) The shares of these Series A-1 Preferred Stock were acquired through the conversion of promissory notes aggregating $10,311,300 (including accrued interest) pursuant to the terms of such notes at a purchase price of $100 per share of Series A-1 Preferred Stock and common stock conversion price of $.48237 per share (which price was established on the date of conversion).

(3) The reporting person simultaneously exchanged shares of Series A Preferred Stock and warrants to acquire Series A Preferred Stock (both acquired in September 2000) for shares of Series A-1 Preferred Stock and warrants to acquire Series A-1 Preferred Stock.


 /s/ Lawrence D. Lenihan, Jr.                                07/10/2001
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.